UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AUGUST 30, 2007
Commission File Number: 000-30134
CDC CORPORATION
(Exact name of Registrant as specified in its Charter)
Cayman Islands
(Jurisdciation of incorporation or orgznization)
33/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

1.01	Financial Statements and Independent Auditor’s Report for DB Professionals, Inc. for the years ended December 31, 2005 and 2004.

1.02	Financial Statements and Independent Auditor’s Report for Vis.align, Inc. for the eleven months ended November 30, 2006 and the year ended December 31, 2005.

1.03	Financial Statements and Independent Auditor’s Report for TimeHeart Science Technology Limited for the years ended December 31, 2004 and 2005 and the seven months ended July 31, 2006.

1.04	Financial Statements and Independent Auditor’s Report for Guangzhou Optics Communication Co., Ltd., for the years ended December 31, 2006 and 2005.

1.05	Pro Forma Financial Statements of CDC Corporation as of and for the year ended December 31, 2006.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 30, 2007

CDC Corportion

By:	/s/ Michael Latimore
Name:	Michael Latimore
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.01	Financial Statements and Independent Auditor’s Report for DB Professionals, Inc. for the years ended December 31, 2005 and 2004.

1.02	Financial Statements and Independent Auditor’s Report for Vis.align, Inc. for the eleven months ended November 30, 2006 and the year ended December 31, 2005.

1.03	Financial Statements and Independent Auditor’s Report for TimeHeart Science Technology Limited for the years ended December 31, 2004 and 2005 and the seven months ended July 31, 2006.

1.04	Financial Statements and Independent Auditor’s Report of Guangzhou Optics Communication Co., Ltd., for the years ended December 31, 2006 and 2005.

1.05	Pro Forma Financial Statements of CDC Corporation as of and for the year ended December 31, 2006.